RICHARD A. SAMUELS

Direct Dial: (603) 628-1470

Internet: rsamuels@mclane.com

November 4, 2005

By Facsimile (202) 772-9203 and EDGAR

Jeffrey B. Werbitt, Attorney-Advisor

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

RE:	BayCorp Holdings, Ltd.

Schedule 13E-3

Filed on October 12, 2005

File No. 005-50357

Schedule 14D-9

Filed on October 12, 2005

File No. 005-50357

Dear Mr. Werbitt:

With respect to the Commission’s review of the above-referenced tender offer materials of BayCorp Holdings, Ltd. (“BayCorp” or the “Company”), we are writing to provide BayCorp’s responses to your comment letter to Frank W. Getman Jr., President and Chief Executive Officer, dated October 26, 2005. BayCorp has amended its Schedule 13E-3 and Schedule 14D-9, which incorporate the applicable responses described below. We have also enclosed copies of the revised Schedules 13E-3 and 14D-9 that are marked to show the revisions for your convenience.

Our responses in the numbered paragraphs that follow correspond to the comments in each of the numbered paragraphs in your October 26, 2005 letter.

Schedule 13E-3

Comment 1

Jeffrey B. Werbitt

November 4, 2005

To the extent that the parties revise the Offer to Purchase, please revise your Schedule 13E-3 to appropriately incorporate by reference the most recent filing.

Response

The Company has revised its Schedule 13E-3 filed on October 12, 2005 to incorporate by reference the First Supplement to the Offer to Purchase filed as an exhibit to the Sloan Group Schedule TO.

Comment 2

Although we understand that you included the opinion of Jefferies as an exhibit to your Schedule 14D-9, we remind you that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate Item 1015 report that must be described in detail in this document and, if written, filed as an exhibit to Schedule 13E-3. This requirement includes final and preliminary reports. For example, supplementally confirm that you have described in detail all oral presentations made to the Special Committee and the board by Jefferies concerning the valuation methodologies that it used in preparing its opinion. Also, revise to file the written report. In addition, you should file as exhibits to the Schedule 13E-3 any materials used to present information to the Special Committee and the Board, such as board books, slides, etc.

Response

BayCorp has described in detail all oral and written presentations made to the Special Committee and the board by Jefferies, including all presentations concerning the valuation methodologies that it used in preparing its opinion. The only Item 1015 reports are the Jefferies fairness opinion, which is filed as Exhibit (c)(1) to the Schedule 14D-9, and the “board book” used by Jefferies in the presentation that accompanied the fairness opinion, both of which are described. The Schedule 13E-3 has been revised to include the “board book” used by Jefferies in its presentation to the Special Committee as an exhibit.

Schedule 14D-9

Item 3. Past Contracts, Transactions, Negotiations and Agreements, page 2

Comment 3

Please provide a brief description of the employment agreements that Messrs. Getman and Callendrello entered into with Sloan Group.

Response

Neither Mr. Getman nor Mr. Callendrello has entered into employment agreements with either Sloan Group or with the Purchaser. Mr. Getman and Mr. Callendrello each entered into employment agreements with the Company dated September 13, 2005 and effective at the Effective Time, as defined in the Merger Agreement. Frank W. Getman Jr. will be employed as the Company’s Chief Executive Officer and President and Anthony M. Callendrello as the

Jeffrey B. Werbitt

November 4, 2005

Company’s Chief Operating Officer. These agreements are described in detail in Item 3 of the Schedule 14D-9 and are exhibits (e)(3) and (e)(4) to the Schedule 14D-9 and exhibits (d)(3) and (d)(4) to the Schedule 13E-3. The employment agreements are for one-year terms, with automatic one-year extensions unless terminated and contain customary restrictive covenants regarding non-competition, use of confidential information and solicitation of employees and customers.

Item 4. The Solicitation or Recommendation, page 5

Background, page 5

Comment 4

Please revise to explain the basis for Sloan Group’s decision to initially pursue a form of merger agreement with BayCorp on May 12, 2005. Currently, it is unclear whether BayCorp or Sloan first determined to pursue a merger or other change in control transaction. Further discuss the negotiations in more detail. We note from disclosure elsewhere that Sloan had considered purchasing the assets of the company.

Response

Sloan Group, not BayCorp, proposed the transaction structure as a cash tender offer followed by a cash-out merger, which is reflected in the Offer to Purchase.

As noted in Sloan Group’s response, filed with you today, to the Staff’s October 26, 2005 comments to the Schedule TO-T/13E-3, Sloan Group never considered purchasing the assets of BayCorp. Sloan Group’s desired structure was always a tender offer followed by a second step merger pursuant to a merger agreement. In April, 2005, as a result of having considered the ongoing capital needs of BayCorp as a part of its due diligence review of BayCorp in connection with the convertible note financing described on Pages 52-53 of the Offer to Purchase, Sloan Group proposed the possibility of a tender offer and merger as a means of satisfying the long term capital needs of the Company which, in the view of Sloan Group, could not recognize benefits of being a public company concomitant with the costs, and which would operate more cost-effectively as a private company. In response to that proposal, BayCorp requested and, on May 12, 2005, received a proposed Merger Agreement from Sloan Group, which described the two-step process of the proposed transaction (step 1 being the tender offer, step 2, the merger), so that BayCorp could evaluate and consider the proposed transaction. We have revised the Schedule 14D-9 by expanding the disclosure in the third full paragraph on page 6 (all page references to the 14D-9 in this letter are to the Schedule as mailed and filed on October 12, 2005) to more fully explain this.

The Offer to Purchase, at page 20, does contain the sentence, “Sloan Group was initially interested in certain of BayCorp’s businesses,” which, in the context of the paragraph, is intended to convey that some portions of BayCorp’s operations were initially what interested Sloan Group. The sentence does not state or imply that Sloan Group was initially interested in purchasing only certain businesses or certain assets.

Jeffrey B. Werbitt

November 4, 2005

Comment 5

Please explain whether the Special Committee considered any alternatives to the merger agreement and tender offer that is being conducted by the Purchaser. Did the Special Committee or the board consider taking BayCorp private without the participation of the Purchase? Alternatively, did the Special Committee and/or the board consider selling the company to an unaffiliated third party by contacting potential strategic suitors or placing the company up for auction?

Response

The Special Committee did consider alternatives to the merger and tender offer, and the Board had previously discussed going-private. BayCorp has revised Item 4, (b) “Background” at the third paragraph of page 7 of the Schedule 14D-9 to expand the disclosure relating to the background of the offer and alternatives considered by the Special Committee.

Comment 6

See the immediately preceding comment. Did the Special Committee, the board or the purchaser consider structuring the transaction in any alternative ways? Why did the Special Committee and the Purchaser structure the transaction as a tender offer followed by a merger?

Response

Please see the response to Comment 5, above. BayCorp has revised Item 4, (b) “Background” at the last paragraph of page 6 of the Schedule 14D-9 to expand the disclosure relating to the background of the offer in the response to Comment 5 above and at the third full paragraph on page 6.

Comment 7

You disclose that the Special Committee voted to direct Jefferies to inform Sloan Group of the Committee’s request for a higher tender offer price from Sloan Group. Please revise to explain the basis for the Special Committee’s belief that a per share price of $14.04 was not fair. In this regard, we note the reference to the recent decline in market price, the conversion price and the negative change in value of the UNITIL Power contract. Expand to clarify how these factors were considered by the Special Committee with regard to the offer price. Quantify the factors to the extent practicable.

Response

The $14.04 per share price was the tender offer price first proposed by Sloan Group. The Special Committee had not reached a conclusion that $14.04 was or was not within the range of fair prices. Rather, in order to serve the interests of shareholders and obtain from Sloan Group the highest price per share that could reasonably be obtained, the Special Committee resolved to request that Sloan Group raise the offer from the $14.04 price in an effort to negotiate a better price. Accordingly, we have not revised the disclosures to explain a conclusion that $14.04 was not fair, in that the basis for seeking a higher price was not fairness, it was simply a desire to obtain a higher price.

Jeffrey B. Werbitt

November 4, 2005

BayCorp has revised the paragraph referring to the factors cited in Comment 7 (the third paragraph on page 7 of the Schedule 14D-9) to clarify how the factors referenced in the comment were considered with regard to the offer price.

Comment 8

Please explain whether any financial projections or any particular assumptions were relied upon in determining the Offer price.

Response

This comment calls for an explanation from Sloan Group, given that BayCorp did not determine the Offer Price, but rather eventually accepted an offer price proposed by Sloan Group. Sloan Group has advised BayCorp that no financial projections were considered nor were any particular assumptions relied upon in connection with the Offeror’s determination of the Offer price. The offer price of $14.04 that was initially presented by the Offeror to the Special Committee was based on the conversion price contained in the Convertible Notes described on pages 52-53 of the Offer to Purchase. As described on page 6 of the Offer to Purchase and as discussed above in our response to Comment 7, the Special Committee (through its financial advisor) then requested that the Offeror increase the tender offer price above the initial offer of $14.04 per share. In response to this request, the Offeror considered increasing the offer price. The Offeror determined that increasing the tender offer price by $0.15 per share would be expected to increase the overall cost of the acquisition by only approximately $100,000. In addition to improving the already substantial premium represented by the offer price relative to the Company’s stock price at that time, the Company also believed that paying a premium over the conversion price under the Convertible Notes might also make the Company’s shareholders more likely to tender their shares in the Offer. As a result of these considerations, the Offeror determined to increase the Offer price from $14.04 to $14.19 per share.

Comment 9

Please provide a brief summary of the terms of Messrs. Getman’s and Callendrello’s employment with the Purchaser.

Response

Please refer to the response to Comment 3, above, in which we explain the nature of Mr. Getman’s and Mr. Callendrello’s employment agreements with BayCorp and that there are no employment agreements between them and the Purchaser.

Considerations of the Board, page 15

Comment 10

We note the information considered by the Special Committee in support of its determination to recommend the Offer. For each subheading, the disclosure should provide a materially complete description of why the Special Committee believes that the applicable factor supports its recommendation of the Offer. For example, but without limitation, explain how the “Limited Trading of the Shares” and the “Limited Conditions to Consummation” support the substantive and/or the procedural fairness determination.

Jeffrey B. Werbitt

November 4, 2005

Response

BayCorp has revised the Schedule 14D-9 to expand the disclosures as requested in Comment 10 with respect to nearly all of the considerations. BayCorp believes that certain of the fourteen substantive and three procedural considerations described under separate subheadings on pages 15, 16 and 17 of the Schedule 14D-9 are materially complete in that the reason that each of those considerations supports the recommendation is apparent from the description. For example, “Financial Terms/Premium to Market Price” describes the relationship of the Offer to market prices and quantifies or states that the Offer Price represents a premium to shareholders.

Opinion of Financial Advisor, page 8

Comment 11

We note your reference to “Financial Projections” on page 12. Please disclose the financial projections and underlying assumptions of the company that were supplied to Jefferies and used to formulate its opinion.

Response

The “Financial Projections” referred to in the disclosure regarding the Opinion of the Special Committee’s financial advisor, were used by Jefferies in connection with its discounted cash flow analysis described beginning on page 11 (not 12) of the Schedule 14D-9. We have revised that section of the Schedule to disclose the Financial Projections.

Comment 12

Please revise to provide a more clear and concise discussion of the BayCorp Valuation performed by Jefferies. For each analysis, including the Asset Cost method, the discounted cash flow method and the sum of the parts method, expand your disclosure to provide a complete discussion of the statistical findings, including how Jefferies determined the range of implied values from the numbered items under each valuation technique. Also, disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction. In this regard, we suggest that you take each analysis to the next step. In other words, discuss the meaning of each range of numbers you disclose and how they impact or relate to the determination that the transaction is fair. To the extent that the Offer price falls outside the range of a particular valuation technique, explain why Jefferies believes that the transaction remains fair to BayCorp’s unaffiliated security holders. For example, disclose why Jefferies determined that the transaction is fair despite the fact that the range of implied values per share under the Asset Cost method is higher that the Offer price.

Response

Although Jefferies believes that all material elements of the valuation analysis conducted by Jefferies of the fairness, from a financial point of view, of the $14.19 per share in cash to be

Jeffrey B. Werbitt

November 4, 2005

received by holders of Shares (other than Sloan Group or its affiliates or any affiliates of the Company) pursuant to the Merger Agreement were previously disclosed, we have revised each of the valuation analyses descriptions, other than with respect to the observations on historical trading information, to present additional information for purposes of clarification. Also, a separate subtitled paragraph, entitled “Range of Implied Values” was added explaining the relationship of the Offer Price to the various ranges discussed.

Comment 13

We refer you to the “Sum of the Parts Analysis.” Please expand your disclosure to explain why Jefferies deemed the transactions to be comparable. What criterion was considered in choosing these companies?

Response

We have revised the description of the “Sum of the Parts Analysis” to explain why Jefferies deemed the transactions to be comparable and the criterion for choosing the companies.

Annex A

Comment 14

Please revise to disclose the beneficial ownership of Joseph Lewis or otherwise advise.

Response

As disclosed in the 14D-9 at “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” the information set forth in Annex A, including the beneficial ownership table, is taken from the Company’s 2005 Proxy Statement. As noted in the first paragraph of Annex A, the information set forth in the beneficial ownership table speaks as of January 21, 2005. At that date, Mr. Lewis was the beneficial owner of only 25,000 shares of the Company’s Common Stock (which shares were directly owned by Sloan Group, which is controlled by Mr. Lewis). Because Mr. Lewis was not an officer, director or owner of five percent of the Company’s outstanding Common Stock at January 21, 2005, the Company believes disclosure of Mr. Lewis’s beneficial ownership in Annex A would be inappropriate and possibly confusing to readers. The Company respectfully notes for the Staff that a detailed discussion of the beneficial ownership of Sloan Group, Purchaser and Mr. Lewis is contained in the Offer to Purchase (beginning on page 53) which is Exhibit (a)(1)(i) to the 14D-9.

Annex B

Comment 15

We note that Jefferies’ fairness opinion states that it is “solely for the use and benefit of the Board of Directors of the Company in its Consideration of the Transaction….” In this regard, the staff notes the limitation on reliance by security holders in the fairness opinion provided by Jefferies. Because it is inconsistent with the disclosures related to the opinion, the limitation

Jeffrey B. Werbitt

November 4, 2005

should be deleted. Alternatively, disclose the basis for Jefferies belief that security holders cannot rely upon the opinion to support any claims against Jefferies arising under applicable state law.

Response

Jefferies’ written opinion has been revised to delete the limitation on reliance described in Comment 15, and the revised form of opinion has been filed by the Company as an exhibit to Schedule 14D-9.

As noted at the outset, BayCorp has filed amendments to its Schedule 13E-3 and Schedule 14D-9. We do not believe that the revisions to either schedule, whether viewed singularly or as a whole, are material to a shareholder’s decision to as to whether to tender shares and do not require that BayCorp mail a supplement to the Schedule 14D-9 sent to shareholders. Thank you for your consideration of BayCorp’s responses to the Staff’s comments, and we appreciate your review and assistance. Please feel free to contact me at (603) 628-1470 or Daniel Norris at (603) 628-1408 with any questions or concerns.

Very truly yours,

/s/ Richard A. Samuels
Richard A. Samuels

RAS/CCK

Enclosures

cc:	Frank W. Getman Jr., President and CEO

Daniel J. Norris, Esquire